UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Amneal Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

03168L105

(CUSIP Number)

Edward Coss

c/o McCabe Heidrich & Wong, PC

Parsippany, NJ 07054-4513

(908) 409-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 9 pages

(1)	Names of Reporting Persons APHC Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 178,146,847
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 178,146,847
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 178,146,847
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11)
59.7%
(14)	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 03168L105	13D	Page 2 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value par value $0.01 per share (the “Class A Common Stock”), of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 400 Crossing Boulevard, Third Floor, Bridgewater, New Jersey 08807.

Item 2.	Identity and Background.

The Schedule 13D is being filed by APHC Holdings, LLC (the “Reporting Person”).

The Reporting Person is organized under the laws of the state of Delaware and its business address is c/o McCabe Heidrich & Wong, PC, 4 Gatehall Drive, Parsippany, New Jersey, 07054-4513. The principal business of the Reporting Person is investing in and managing securities, including of the Issuer.

The Reporting Person is managed by a board of managers (the “Board of Managers”) consisting of Chintu Patel, Chirag Patel, Gautam Patel and Tushar Patel (collectively, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The present principal occupation of each of Chintu Patel and Chirag Patel is serving as Co-Chairman of the Issuer and also in management capacities with other business entities. The present principal occupation of Gautam Patel is Managing Director of Tarsadia Investments and the present principal occupation of Tushar Patel is Chairman of Tarsadia Investments. The business address of Tushar Patel is c/o Tarsadia Investments, LLC, 520 Newport Center Drive, Twenty-First Floor, Newport Beach, California, 92660. The business address of each of the other Related Persons is c/o McCabe Heidrich & Wong, PC, 4 Gatehall Drive, Parsippany, New Jersey, 07054-4513.

During the last five years, none of the Reporting Person or Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the completion of the Business Combination Transactions (as defined below), the Issuer (i) issued 224,996,163 shares of its Class B Common Stock (the “Class B Common Stock”) to the Reporting Person and (ii) caused Amneal Pharmaceuticals LLC (“Amneal LLC”) to enter into an amended and restated LLC agreement, dated as of May 4, 2018 (the “Amneal Pharmaceuticals LLC Agreement”), by which the existing Class A membership units of Amneal LLC held by certain affiliates of the Reporting Person were recapitalized and converted into 224,996,163 common units of Amneal LLC (“Common Units”) and thereafter transferred to the Reporting Person.

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Item 4.	Purpose of Transaction.

Business Combination Transactions

On May 4, 2018, pursuant to the Business Combination Agreement, dated as of October 17, 2017 (as amended, the “BCA”), by and among the Issuer, Impax Laboratories, Inc. (“Impax”), K2 Merger Sub Corporation (“Merger Sub”), and Amneal LLC, Merger Sub merged with and into Impax, with Impax surviving the merger as a direct wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the completion of the Merger, (i) each share of Impax’s common stock issued and outstanding immediately prior to the Merger, other than shares held by Impax in treasury, by Amneal LLC or by any of their respective subsidiaries, was converted into the right to receive one fully paid and nonassessable share of Class A Common Stock of the Issuer, (ii) the Issuer contributed all of its equity interests in Impax to Amneal LLC in exchange for 73,288,792 Common Units, and (iii) the Issuer issued an aggregate number of shares of Class B Common Stock to the Reporting Person equal to the number of Common Units held by the Reporting Person following the entry into the Amneal Pharmaceuticals LLC Agreement. The foregoing transactions are collectively referred to as the “Business Combination Transactions.”

Stockholders Agreement

On October 17, 2017, the Issuer and the members Amneal LLC entered into a stockholders agreement that was subsequently amended and restated on December 16, 2017 (the “Stockholders Agreement”), which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the composition of committees of the Issuer’s Board of Directors (the “Board”); consent rights; restrictions on transfer, acquisitions and dispositions of securities of the Issuer by Amneal LLC and its affiliates; registration rights; and other matters set forth therein.

Director Designation

For so long as the Reporting Person, or any of its affiliates, successors and permitted assigns, beneficially owns more than 50% of the outstanding Class A Common Stock, Class B Common Stock and/or Class B-1 Common Stock (collectively, the “Common Stock”), the Reporting Person may designate for nomination to the Issuer’s Board (i) the lowest number of directors that constitutes a majority of the Issuer’s Board; (ii) two of the four directors serving on each of the nominating committee and compensation committee; and (iii) two Co-Chairmen of the Issuer’s Board. Pursuant to the Stockholders Agreement, the Reporting Person has designated seven directors to the Board, including Chirag Patel and Chintu Patel, who were designated Co-Chairmen of the Board.

In the event that the Reporting Person, or any of its affiliates, successors and permitted assigns, beneficially owns less than 50% but more than 10% of the outstanding Common Stock, the Reporting Person may designate a number of directors proportionate to its beneficial ownership of the outstanding Common Stock (rounded up to the nearest whole number) and each of the Issuer’s Board committees (other than the audit committee) will include at least one director designated by the Reporting Person.

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For so long as the Reporting Person, or any of its affiliates, successors and permitted assigns, beneficially owns at least 10% of the outstanding Common Stock, the Reporting Person has agreed to vote any voting securities of the Issuer held by it in favor of all director designee’s recommended by the Issuer’s Board.

Consent Rights

For so long as the Reporting Person beneficially owns more than 25% of the outstanding Common Stock, the Issuer has agreed not to (i) amend, modify, or repeal any provision of the Issuer’s charter or bylaws in a manner that adversely impacts the Reporting Person; (ii) effect any change in the authorized number of directors, except pursuant to the Stockholders Agreement; (iii) create or reclassify any new or existing class or series of capital stock to grant rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with those of the shares of the Issuer; or (iv) consummate any transaction as a result of which (a) more than 50% of the outstanding shares of the Issuer will be beneficially owned by any persons other than the Reporting Person and (b) the Reporting Person receives an amount or form of consideration different than that which is granted to from other holders of shares of the Issuer.

Restrictions on Transfers and Acquisitions

For a period of 180 days following the closing of the Business Combination Transactions (the “Lock-up Period”), the Reporting Person has agreed not to, without the prior written consent of the conflicts committee of the Board, transfer any shares of the Issuer, other than (i) pursuant to a tender or exchange offer approved or recommended by the Board; (ii) pursuant to any merger, share exchange, sale of all or substantially all of the Issuer’s assets or similar transaction; (iii) transfers to affiliates of the Reporting Person; (iv) transfers in connection with any pledge made pursuant to a loan or other financing transaction; and (v) transfers to family members of any affiliate of the Reporting Person or to trusts for the benefits of such family members. Following the expiration of the Lock-up Period, the Reporting Person generally may not transfer more than 15% of the outstanding shares of Class A Common Stock in any 12-month period without the approval of the conflicts committee other than in a registered offering.

Standstill Provisions

Until the earlier of (i) May 4, 2021 and (ii) such time when the Reporting Person or its affiliates beneficially own less than 20% of the outstanding shares of the Issuer, the Reporting Person will not, without the prior written consent of the conflicts committee, directly or indirectly, be permitted to: (i) acquire beneficial ownership of shares of Common Stock (except in limited circumstance); (ii) publicly seek a change in the composition or size of the Issuer’s Board, except in furtherance of the provisions of the Stockholders Agreement; (iii) deposit any shares of the Issuer into a voting trust or subject any such stock to any proxy or agreement that conflicts with the Reporting Person’s obligations under the Stockholders Agreement; or (iv) call for any general or special stockholders meeting or publicly solicit proxies in connection with the election and removal of directors.

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Participating and Registration Rights

The Issuer has granted the Reporting Person the right, to the extent permitted under the New York Stock Exchange (“NYSE”) rules, to purchase its pro rata portion of any securities of the Issuer (other than certain excluded securities) that the Issuer proposes to issue or sell.

If stockholder approval is required under the NYSE rules for the issuance or sale of securities, the Issuer may issue or sell securities to such other persons prior to obtaining such stockholder approval, subject to a notice of issuance, and the Issuer will use its reasonable best efforts to obtain such approval. After receipt of such approval, the Issuer will issue or sell the securities that the Reporting Person or its affiliates have irrevocably elected to purchase to the Reporting Person or such affiliate, on the terms set forth in the relevant notice of issuance.

The Issuer has also agreed to use its reasonable best efforts to become eligible to use Form S-3 and, upon becoming eligible, the Issuer will promptly file a shelf registration statement on Form S-3 (the “Shelf Registration Statement”) registering the resale of all of the Class A Common Stock held by the Reporting Person. The Issuer has agreed to maintain effectiveness of the Shelf Registration Statement until such time as the Reporting Person no longer holds Common Stock.

The Issuer is entitled to postpone and delay the filing or effectiveness of any registration statement or the offer or sale of any shares beneficially owned by the Reporting Person (i) for reasonable periods of time in advance of the release of the Issuer’s quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of 60 calendar days in any 12-month period and in no event more than two times in any 12-month period if certain conditions are met.

Amneal Pharmaceuticals LLC Agreement

In connection with the closing of the Business Combination Transactions, Amneal LLC, entered into and is governed by the Amneal Pharmaceuticals LLC Agreement, which sets forth, among other things, certain transfer restrictions on the Common Units, and rights to acquire Common Units in certain circumstances. The Amneal Pharmaceuticals LLC Agreement provides that the Issuer may not redeem, repurchase or otherwise acquire (i) any shares of Class A Common Stock or Class B-1 Common Stock of the Issuer, unless substantially simultaneously Amneal LLC redeems, repurchases or otherwise acquires from the Issuer an equal number of Common Units for the same price per security or (ii) any other equity security of the Issuer unless substantially simultaneously Amneal LLC redeems, repurchases or otherwise acquires from the Issuer an equal number of equity securities of Amneal LLC of a corresponding series or class for the same price per security.

PIPE Transaction

In connection with the completion of the Business Combination Transactions, the Reporting Person redeemed 53,735,456 Common Units for (a) 41,406,689 shares of Class A Common Stock and (b) 12,328,767 shares of Class B-1 Common Stock and sold (x) 34,520,549 shares of Class A Common Stock and (y) 12,328,767 shares of Class B-1 Common Stock to the certain third party investors at a per share purchase price of $18.25 for gross proceeds of approximately $855,000,000 (the “PIPE Transaction”).

CUSIP No. 03168L105	13D	Page 6 of 9 pages

The foregoing descriptions of the BCA, the Stockholders Agreement and the Amneal Pharmaceuticals LLC Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the restrictions in the Stockholders Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person and its designees to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

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Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 298,284,955 shares of Class A Common Stock outstanding immediately following the consummation of the business combination and assuming that redemption of all Common Units held of record by the Reporting Person:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
APHC Holdings, LLC	178,146,847	59.7%	178,146,847	0	178,146,847	0

The Reporting Person is the record holder of 171,260,707 Common Units and 6,886,140 shares of Class A Common Stock. Investment and voting decisions with respect to the Common Units and shares of Class A Common Stock are made by the Board of Managers acting by at least majority approval. None of the members of the Board of Managers may act alone to direct the voting or disposition of the Class A Common Stock beneficially owned by the Reporting Person or otherwise has voting or investment power over such securities. Each of the Related Persons disclaims beneficial ownership of the Common Units held by the Reporting Person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Person or Related Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the BCA, the Stockholders Agreement, and the Amneal Pharmaceuticals LLC Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Business Combination Agreement, dated October 17, 2017, by and among Amneal Pharmaceuticals LLC, Impax Laboratories, Inc., Atlas Holdings, Inc. and K2 Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Impax Laboratories, Inc. on October 17, 2017).

2	Amendment No. 1 to the Business Combination Agreement, dated November 21, 2017, by and among Amneal Pharmaceuticals LLC, Impax Laboratories, Inc., Atlas Holdings, Inc. and K2 Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Impax Laboratories, Inc. on November 21, 2017).

3	Amendment No. 2 to the Business Combination Agreement, dated December 16, 2017, by and among Amneal Pharmaceuticals LLC, Impax Laboratories, Inc., Atlas Holdings, Inc. and K2 Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Impax Laboratories, Inc. on December 20, 2017).

4	Second Amended and Restated Stockholders Agreement, dated as of December 16, 2017, by and among the Amneal Group and Atlas Holdings, Inc. (incorporated by reference to Annex B to the Issuer’s Registration Statement on Form S-4 filed on February 6, 2018).

5	Third Amended and Restated Limited Liability Company Agreement, adopted as of May 4, 2018 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 7, 2018).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2018

APHC Holdings, LLC

By:	/s/ Chirag Patel
Name: Title:	Chirag Patel Manager